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                                                                    EXHIBIT 99.6

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        Performance of Infosys for the First Quarter ended June 30, 2003

        Nandan M. Nilekani                    S. Gopalakrishnan
Chief Executive Officer,                Chief Operating Officer and
President and Managing Director            Deputy Managing Director

                                      (C) Infosys Technologies Limited 2003-2004

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Safe Harbour

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

(C) Infosys Technologies Limited 2003-2004

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Agenda

-   Financial Performance

-   Operational Performance

-   Client Acquisition & Expansion of Services

-   Human Resources

-   Capex and Infrastructure

-   Progeon

-   Outlook for the Future

-   Summary

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                             Financial Performance

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Highlights

------------------------------------------------------------------------------
                                        Q1 FY 04      Q4 FY 03       Q1 FY 03
------------------------------------------------------------------------------
INDIAN GAAP*
   Y-O-Y Growth
      Income                              41.5%         50.0%          24.8%
      PAT from ord. Activities            28.3%         23.0%          14.1%
US GAAP
   Y-O-Y Growth
      Revenues                            49.2%         54.7%          19.7%
      Net income                          36.0%         25.5%           9.2%
New clients                                 22            28             23
Repeat business                           97.8%         87.5%          98.5%
Headcount
   Gross addition                        2,175         1,539            772
   Net addition                          1,739         1,298            566
   Period end headcount                 17,095        15,356         11,304
------------------------------------------------------------------------------

* Non-consolidated

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Highlights (Indian GAAP*-Quarterly)

                                                                                (Rs. crore)
-------------------------------------------------------------------------------------------
                                   FY2004      FY2003      FY 2003         % growth over
                                     Q1          Q4          Q1          Q4 03        Q1 03
-------------------------------------------------------------------------------------------
Income                            1,081.98    1,019.85      764.62        6.09        41.51
S/w development expenses            572.78      529.80      377.39        8.15        51.83
Gross profit                        509.20      490.05      387.23        3.91        31.50
S, G&A expenses                     160.90      149.68      112.30        7.50        43.28
Operating profit                    348.30      340.37      274.93        2.33        26.69
Depreciation                         44.26       52.75       40.48      (16.09)        9.34
Operating profit after
depreciation                        304.04      287.62      234.45        5.71        29.68
Other income                         32.44       27.38       24.90       18.48        30.28
Provision for investment              6.36           -           -
PBT                                 330.12      315.00      259.35        4.80        27.29
Provision for tax                    52.00       56.00       42.50       (7.14)       22.35
PAT from ordinary activities        278.12      259.00      216.85        7.38        28.25
-------------------------------------------------------------------------------------------

* Non-consolidated

(C) Infosys Technologies Limited 2003-2004

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Balance Sheet Summary*

                                                                          (Rs. crore)
-------------------------------------------------------------------------------------
                                 Jun 30, 2003         %       Jun 30, 2002         %
-------------------------------------------------------------------------------------
LIABILITIES
Shareholders' funds                3,139.83          100        2,297.56          100
Total liabilities                  3,139.83          100        2,297.56          100
ASSETS
Fixed assets                         786.75           25          755.93           33
Investments                          127.38            4           56.96            3
Deferred tax assets                   38.34            1           24.84            1
Current assets
  Cash & equivalents               1,726.07           55        1,089.23           47
  Accounts receivables               557.30           18          413.29           18
  Other current assets               589.60           19          466.68           20
Less: Current liabilities           (685.61)         (22)        (509.37)         (22)
                                   --------          ---        --------          ---
Net current assets                 2,187.36           70        1,459.83           63
Total assets                       3,139.83          100        2,297.56          100
-------------------------------------------------------------------------------------

* Non-consolidated

(C) Infosys Technologies Limited 2003-2004

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Region wise Revenue

                                                    %
-----------------------------------------------------
                        FY2004      FY2003    FY 2003
                          Q1          Q4         Q1
-----------------------------------------------------
North America            74.7        71.7       72.3
Europe                   17.4        18.7       19.3
India                     2.1         2.8        1.8
Rest of the world         5.8         6.8        6.6
TOTAL                   100.0       100.0      100.0
-----------------------------------------------------

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                            Operational Performance

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Utilization Rates

[BAR CHART]

---------------------------------------------------------------
                  Including training         Excluding training
---------------------------------------------------------------
Q1 FY 2004               77.3%                     83.9%
---------------------------------------------------------------
Q4 FY 2003               77.8%                     82.1%
---------------------------------------------------------------

(C) Infosys Technologies Limited 2003-2004

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Revenues by Project type

                                                         %
----------------------------------------------------------
                         FY2004       FY2003       FY 2003
                           Q1           Q4            Q1
----------------------------------------------------------
Fixed Price               35.9         37.2          35.5
Time & Materials          64.1         62.8          64.5
TOTAL                    100.0        100.0         100.0
----------------------------------------------------------

(C) Infosys Technologies Limited 2003-2004

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Onsite-Offshore Revenue split

                                                      %
-------------------------------------------------------
                     FY2004       FY2003        FY 2003
                       Q1           Q4             Q1
-------------------------------------------------------
Onsite                54.2         55.5           52.7
Offshore              45.8         44.5           47.3
TOTAL                100.0        100.0          100.0
-------------------------------------------------------

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Customer Concentration

----------------------------------------------------------------------------
                                          FY2004        FY2003        FY 2003
                                            Q1            Q4            Q1
----------------------------------------------------------------------------
Top client contribution
 to revenues                                5.7%          6.1%          5.8%
Top 5 client contribution
 to revenues                               23.7%         24.2%         23.6%
Top 10 client contribution
 to revenues                               36.7%         37.0%         39.1%
"Million" dollar clients*                   113           115            83
"Five-million" dollar clients*               37            41            28
"Ten-million" dollar clients*                19            16            14
"Twenty-million" dollar clients*             10             9             6
"Thirty-million" dollar clients*              4             3             2
"Forty-million" dollar clients*               3             2             -
----------------------------------------------------------------------------

* LTM

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Other Highlights

Software revenues in US dollar terms grew by 7.7% for the quarter as compared to the quarter ended March 31, 2003. Revenue growth comprised volume growth of 9.6% and a price decline of 1.9% as compared to the quarter ended March 31, 2003

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                              Client Acquisition &
                             Expansion of Services

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Client Acquisition & Expansion of Services

-   Client acquisitions during the quarter were 22

-   Strengthened presence in the financial services industry

    - A global banking enterprise selected Infosys to implement a sourcing strategy for reducing cost, improving the efficiency of internal operations and enabling a quicker response to business needs, for its North American operations

    - A large, diversified bank based in the UK entered into a long-term strategic relationship with Infosys for its IT requirements

    - Infosys is also designing and building a research portal for a provider of securities and investment banking functions

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Client Acquisition & Expansion of Services

-   Enterprise Solutions

    - Infosys and EBSS, a Toshiba subsidiary, commenced work on an end-to-end Oracle manufacturing implementation for a leading manufacturer of electronic goods in the Asia Pacific region

    - Completed the roll out of a global supply chain management initiative for a worldwide leader in the semiconductor industry, in Asia Pacific and the U.S

- Developing and rolling out a new global customer database system for the shipment and logistics business of a leading worldwide express and logistics company

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Client Acquisition & Expansion of Services

-   Automotive and aerospace space

    - Infosys will develop a consolidated requirements management and planning system for one of the Fortune 500 automotive companies in the U.S

    - In Europe, Infosys is assisting a leading automotive system supplier in the advanced simulation of various crash conditions

-   Consulting

    - Assisted one of the largest beverage companies in the world in preparing a technology roadmap for its sales and distribution systems in Asia

    - Provided consulting services to a leading home entertainment studio to increase profitability and to improve customer service

    - Partnered with an energy company in the U.S. to raise its service levels and to improve customer-facing processes

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Banking Products

- Infosys' Banking unit expanded its presence across the globe through its suite of FINACLE (R) banking products

    - One of the leading banks in Nepal, with its headquarters in Kathmandu, signed up with Infosys to deploy FINACLE(R) Core Banking and FINACLE(R) eChannels

    - A bank headquartered in Jose, Nigeria chose to use FINACLE(R) Core Banking, FINACLE(R) eChannels and FINACLE(R) eCorporate to assist in implementing a strategic transformation plan

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                                Human Resources

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Human Resources

- Total employee strength at 17,095 as on June 30, 2003, up from 15,356 as on March 31, 2003

- Net addition of 1,739 employees during the quarter as compared to 1,298 during the quarter ended March 31, 2003

- Gross addition of employees during the quarter was 2,175, out of which 303 were laterals

- 15,623 software professionals as on June 30, 2003, up from 14,001 as on March 31, 2003

-   Of these 15,623 software professionals, 516 belong to the Banking Business
    Unit

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                            Capex and Infrastructure

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Capex and Infrastructure

-   Capital expenditure of Rs. 58.38 crore was incurred during the quarter

- As on June 30, 2003, the company had 36,59,250 sq.ft. of space capable of accommodating 18,733 seats and 4,60,000 sq.ft. under completion capable of accommodating 4,438 seats

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                                    Progeon

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Highlights (Indian GAAP-Quarterly)

                                                                                        (Rs. crore)
---------------------------------------------------------------------------------------------------
                                        FY2004       FY2003         FY2003            % growth over
                                          Q1           Q4             Q1                  Q4 03
---------------------------------------------------------------------------------------------------
Revenue from BPM services                12.87        10.43           0.21                23.39
Cost of revenues                          7.83         5.68           0.46                37.85
Gross profit / (Loss)                     5.04         4.75          (0.25)                6.11
S,G&A expenses                            4.06         3.94           1.00                 3.05
Operating profit / (Loss)                 0.98         0.81          (1.25)               20.99
Depreciation                              0.89         0.65           0.01                36.92
Operating profit / (loss) after
depreciation                              0.09         0.16          (1.26)              (43.75)
Other income                              0.70         0.58           0.04                20.69
Profit / (Loss) before tax                0.79         0.74          (1.22)                6.76
Provision for tax                            -            -              -                    -
Profit / (Loss) after tax from
 ordinary activities                      0.79         0.74          (1.22)                6.76
---------------------------------------------------------------------------------------------------

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Other Highlights

-   Added 2 clients during the quarter

- Total employee strength at 882 as on June 30, 2003, up from 539 as on March 31, 2003

- Net addition of 343 employees during the quarter as compared to 113 during the quarter ended March 31, 2003

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                             Outlook for the Future

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Indian GAAP

Quarter ending September 30, 2003

Infosys non-consolidated

    - Income from software development services and products is projected to be between Rs.1,086 and Rs.1,095 crore

    -    Earnings per share is expected to be between Rs.42.00 and Rs.42.10

Infosys consolidated

    - Income from software development services and products is projected to be between Rs.1,099 and Rs.1,109 crore

    -    Earnings per share is expected to be between Rs.42.20 and Rs.42.30

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Indian GAAP

Fiscal year ending March 31, 2004

Infosys non-consolidated

    - Income from software development services and products is projected to be between Rs.4,420 and Rs.4,483 crore

    -    Earnings per share is expected to be between Rs.168.20 and Rs.168.50

Infosys consolidated

    - Income from software development services and products is projected to be between Rs.4,496 to Rs.4,568 crore

    -    Earnings per share is expected to be between Rs.169.20 and Rs.169.80

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Summary

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Summary

-   Strong growth in volume has exceeded our initial expectations

-   Change in onsite-offshore mix due to a higher component of offshore work

-   Salaries were increased for employees in India

- Increased efficiency and optimization of expenses have helped us maintain our margins despite the salary increase

- Increased investments have been balanced with effective control of discretionary expenditure

- We have proactively hedged our net receivables to mitigate the impact of rupee appreciation on our margins

-   Business opportunities continue to grow

- Our value proposition to clients remains strongly differentiated, despite the increasing presence of global competitors

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                                   Thank You

                                      (C) Infosys Technologies Limited 2003-2004